UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Evanston Alternative Opportunities Fund

(Name of Issuer)

Evanston Alternative Opportunities Fund

(Name of Person(s) Filing Statement (Issuer))

Class A Shares and Class I Shares

(Title of Class of Securities)

Class A Shares: 299222 208     Class I Shares: 299222 109

(CUSIP Number of Class of Securities)

Scott Zimmerman

1560 Sherman Avenue, Suite 960

Evanston, Illinois 60201

(847) 328-4961

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:

Pablo Man

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111-2950

(617) 261-3100

March 21, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Final Amendment to Tender Offer Statement

This Final Amendment amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on March 21, 2023, by the Evanston Alternative Opportunities Fund (the “Fund”) relating to the Fund’s offer to repurchase Class A Shares and Class I Shares of the Fund (“Shares”) from its shareholders (“Shareholders”) on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal in an aggregate amount of up to $16,680,407 (the “Offer”) and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the Offer, $8,266,637.88 was tendered and accepted by the Fund at a net asset value of $8.8933 per Class I Share and $8.2984 per Class A Share as determined as of June 30, 2023. Payments (less any early repurchase charge or holdbacks) were wired on July 28, 2023, to the accounts of tendering Shareholders as described in the Letter of Transmittal and in accordance with the terms of the Offer.

ITEM 12(b).	Filing Fees

Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2023

EVANSTON ALTERNATIVE OPPORTUNITIES FUND

By:	/s/ Kenneth A. Meister
Name:	Kenneth A. Meister
Title:	Trustee, President and Principal Executive Officer